FFY Financial Corp.


For Immediate Release                   For Further Information:
Tuesday, January 21, 1997               Jeff Francis, President and CEO
                                        Terri Liutkus, Treasurer and CFO
                                        330/726-3396 - telephone
                                        330/758-1356 - telecopier


     FFY Financial Corp. Reports 2nd Quarter Earnings and Regular Dividend

      Youngstown, Ohio, January 21, 1997 - FFY Financial Corp. (NASDAQ:
FFYF) announced net income of $1.9 million or $.39 per share for its 2nd fiscal quarter ended December 31, 1996. Earnings for the current quarter compared to $1.8 million, or $.35 per share for the prior year quarter ended December 31, 1995.

      On November 20, 1996, the Company commenced a Modified Dutch Auction Tender Offer whereby FFY Financial offered to purchase up to 1.5 million shares of its common stock within a price range of $24 to $26 per share. As a result of the offer, which expired on December 20, 1996, the Company purchased 808,000 shares, approximately 15.8% of the shares outstanding, at $26.00 per share at a total cost of $21.0 million. Final settlement of the transaction occurred on December 31, 1996.

      Assets totaled $582.3 million at December 31, 1996, a decrease of $20.2 million, or 3.4% from $602.5 million at September 30, 1996 primarily due to the tender offer. Net loans receivable increased $4.1 million, or 1.0% during the quarter and totaled $453.3 million at December 31, 1996 with growth continuing to be predominantly in 1-4 family mortgages. Securities declined $41.5 million during the quarter and totaled $83.5 million at December 31, 1996 primarily due to security sales used to fund the tender offer. These sales generated gains of $173,000 during the quarter, and proceeds from sales not used for the tender offer, totaling approximately $17.0 million are available for reinvestment. Deposits totaled $460.7 million at December 31, 1996, an increase of $11.8 million, or 2.6% from $448.9 million at September 30, 1996.

      Nonperforming indirect auto loans increased from $493,000 at September 30, 1996 to $1.1 million at December 31, 1996, resulting in a $198,000 provision for loan losses for the current quarter, an increase of $125,000 from the prior year quarter, to bring the allowance for losses to 45% of nonperforming indirect auto loans at December 31, 1996. The Bank began the indirect auto lending program in January 1996, and since that time has tightened underwriting standards and increased collection efforts on these loans.

      At its meeting of January 21, 1997 the Company's board of directors approved its regular quarterly dividend of 17.5 cents per share. The dividend will be paid on February 13, 1997 to shareholders of record on January 31, 1997.

      Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, and other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended June 30, 1996 and Form 10-Q for the quarter ended September 30, 1996. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.